UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

VERTEX ENERGY, INC.
(Exact name of registrant as specified in its charter)

Nevada (State of incorporation or organization)	94-3439569 (I.R.S. Employer Identification No.)

1331 Gemini Street, Suite 250 Houston, Texas (Address of principal executive offices)	77058 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered:	Name of each exchange on which each class is to be registered:

Common Stock, $0.001 Par Value Per Share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [  ]

Securities Act registration statement file number to which this form relates: None

Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered.

The securities to be registered consist of the common stock, $0.001 par value per share (“Common Stock”), of Vertex Energy, Inc., a Nevada corporation (the “Company”, “we” or “us”). The total number of authorized shares of our Common Stock is 750,000,000 shares, $0.001 par value per share.

Each share of our Common Stock is entitled to equal dividends and distributions per share with respect to the Common Stock when, as and if declared by our Board of Directors. No holder of any shares of our Common Stock has a preemptive right to subscribe for any of our securities, nor are any shares of our Common Stock subject to redemption or convertible into other securities. Upon liquidation, dissolution or winding-up of the Company, and after payment to our creditors and preferred shareholders, if any, our assets will be divided pro rata on a share-for-share basis among the holders of our Common Stock. Each share of our Common Stock is entitled to one vote. Shares of our Common Stock do not possess any cumulative voting rights.

In general, holders of our Common Stock and Series A Preferred (described in greater detail below) vote together.  Additionally, so long as at least 50% of the shares of the Series A Preferred originally issued in an April 2009 merger transaction remained outstanding (2,377,833 shares), holders of Series A Preferred, voting together as a class and separate from the Common Stock shareholders were entitled to elect one member of our six-person Board of Directors.  As of the date of this filing, less than 50% of the originally issued Series A Preferred remains outstanding and as such, the Series A Preferred no longer have the right to appoint one member of the Board of Directors.  Instead, all members of the Board of Directors are elected by the Common Stock holders and Series A Preferred holders voting together as a single class.  Shares of our Common Stock do not possess any rights in respect of cumulative voting.

The Board of Directors are appointed by a plurality of the votes cast by such Common Stock and Series A Preferred stock shareholders.  Each common stockholder and Series A Preferred stock holder are entitled to one vote for every share of stock having voting rights registered in his or her name on the record date for the meeting or vote.

Preferred Stock

The total number of “blank check” authorized shares of our preferred stock is 50,000,000 shares, $0.001 par value per share. The total number of authorized shares of our Series A Convertible Preferred Stock (“Series A Preferred”) is 5,000,000 and the total number of authorized shares of Vertex’s Series B Convertible Preferred Stock is 2,000,000 (“Series B Preferred”).

Series A Preferred

Holders of outstanding shares of our Series A Preferred are entitled to receive dividends, when, as, and if declared by our Board of Directors. No dividends or similar distributions may be made on shares of capital stock or securities junior to our Series A Preferred until dividends in the same amount per share on our Series A Preferred have been declared and paid. In connection with a liquidation, winding-up, dissolution or sale of the Company, each share of our Series A Preferred is entitled to receive $1.49 prior to similar liquidation payments due on shares of our Common Stock or any other class of securities junior to our Series A Preferred. Shares of our Series A Preferred are not entitled to participate with the holders of our Common Stock with respect to the distribution of any remaining assets of the Company.

Each share of our Series A Preferred is entitled to that number of votes equal to the number of whole shares of our Common Stock into which it is convertible. Generally, holders of our Common Stock and Series A Preferred vote together as a single class.

Shares of our Series A Preferred automatically convert into shares of our Common Stock on the earliest to occur of the following:

•	The affirmative vote or written consent of the holders of a majority of the then-outstanding shares of our Series A Preferred;

•
If the closing market price of our Common Stock averages at least $15.00 per share over a period of 20 consecutive trading days and the daily trading volume averages at least 7,500 shares over such period;

•	If we consummate an underwritten public offering of our securities at a price per share not less than $10.00 and for a total gross offering amount of at least $10 million; or

•	If a sale of the Company occurs resulting in proceeds to the holders of our Series A Preferred of a per share amount of at least $10.00.

Each share of our Series A Preferred converts into one share of our Common Stock, subject to adjustment.  Holders may convert the Series A Preferred into shares of our Common Stock at their option from time to time, provided that the aggregate beneficial ownership of our Common Stock of any such holder does not exceed 4.99% of our Common Stock then outstanding upon any conversion.

Series B Preferred Stock

On January 13, 2010, our Board of Directors approved the filing of a Certificate of Designation of our Series B Convertible Preferred Stock (the “Series B Preferred Stock”), which was filed with the Secretary of State of Nevada on or around January 14, 2010 (the “Designation”).  The Designation provides for 2,000,000 shares of our Series B Preferred Stock which have the following rights, preferences and limitations (which rights, preferences and limitations are qualified in all respects by the terms and conditions of the actual Designation as filed with the Secretary of State of Nevada):

•
The Series B Preferred Stock accrues a dividend of 12% per annum, payable quarterly in arrears (beginning on the first full quarter after the issuance date of such Series B Preferred Stock), based on a face value of $1.00 per share;

•
The Series B Preferred Stock includes a liquidation preference which is junior to our previously outstanding shares of preferred stock, senior securities and other security holders as provided in further detail in the Designation;

•
The Series B Preferred Stock is convertible into shares of our Common Stock on a one for one basis at a conversion price of $1.00 per share, provided that the Series B Preferred Stock automatically converts into shares of our Common Stock on a one-for-one basis if our Common Stock trades above $2.00 per share for a period of 10 consecutive trading days;

•	The Series B Preferred Stock has no voting rights (other than on matters concerning the Series B Preferred Stock as further described in the Designation); and

•
We were obligated to redeem any unconverted shares of Series B Preferred Stock in cash at $1.00 per share on the third anniversary date of the original issuance date of each share of Series B Preferred Stock.

From June 2nd to June 15th, 2011 (ten (10) consecutive trading days), the trading price of our Common Stock on the Over-The-Counter Bulletin Board closed at equal to or greater than $2.00 per share, which triggered the automatic conversion provision of the 600,000 outstanding shares of Series B Preferred Stock.  As a result, effective June 15, 2011, all 600,000 previously outstanding shares of Series B Preferred Stock automatically converted, without any required action by any holder thereof, into 600,000 shares of our Common Stock.

Item 2.               Exhibits

Pursuant to the “Instructions as to Exhibits” with respect to Form 8-A, no exhibits are required to be filed because no other securities of the Registrant are to be registered on The NASDAQ Stock Market LLC and the securities to be registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

VERTEX ENERGY, INC.

Date: February 11, 2013	By: /s/ Benjamin P. Cowart
Benjamin P. Cowart
Chief Executive Officer